___________________________________
                                   :
         IN THE MATTER OF          :
                                   :
        AYP CAPITAL, INC.          :
                                   :    CERTIFICATE
         File No. 70-8951          :    PURSUANT TO RULE 24
                                   :    FOR THE QUARTER ENDED
     (Public Utility Holding       :    SEPTEMBER 30, 1998
      Company Act of 1935)         :
__________________________________ :




          During the third quarter, AYP Capital, Inc. (AYP Capital) discontinued its activities in marketing and selling heat pumps. To date, in connection with these activities, AYP Capital has spent a total of $903,737 in operation and maintenance expenses. The capital expenditures balance is zero because the assets were sold during the quarter. Attached are consolidated financial statements for the quarter ended September 30, 1998.


                              AYP CAPITAL, INC.



                              By   /s/ Carol G. Russ
                                   Carol G. Russ
                                   Counsel
                                   AYP Capital, Inc.



Dated: November 24, 1998